    As filed with The Securities and Exchange Commission on October 18, 2002

                                                  Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            MANUGISTICS GROUP, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                         DELAWARE                                                    52-1469385
              (State or Other Jurisdiction of                                     (I.R.S. Employer
              Incorporation or Organization)                                   Identification Number)

                              9715 Key West Avenue
                           Rockville, Maryland 20850
                                 (301) 255-5000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                            ------------------------

                                Gregory J. Owens
                            Chief Executive Officer
                            Manugistics Group, Inc.
                              9715 Key West Avenue
                           Rockville, Maryland 20850
                                 (301) 255-5000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                            ------------------------

                                    Copy to:
                            Merritt A. Cole, Esquire
                            John D. Kessler, Esquire
                              Dilworth Paxson LLP
                            3200 Mellon Bank Center
                               1735 Market Street
                     Philadelphia, Pennsylvania 19103-7595
                                 (215) 575-7000

        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                          PROPOSED             PROPOSED
                                                    AMOUNT                MAXIMUM              MAXIMUM             AMOUNT OF
             TITLE OF SHARES                         TO BE                OFFERING            AGGREGATE          REGISTRATION
             TO BE REGISTERED                     REGISTERED           PRICE PER UNIT       OFFERING PRICE            FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.002 per
  share...................................          66,979                $2.26(1)           $151,373(1)            $13.93
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, by taking the average of the high and low prices of the Registrant's common stock reported on the Nasdaq National Market on October 15, 2002.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. A Registration Statement relating to these securities has been filed with The Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any state where the offer and sale is not permitted.

                 SUBJECT TO COMPLETION, DATED OCTOBER 18, 2002

                            MANUGISTICS GROUP, INC.

                               [MANUGISTICS LOGO]

                                 66,979 SHARES

                                  COMMON STOCK

                            ------------------------

     We issued 66,979 shares of our common stock, $.002 par value per share, to OneRelease.com, Inc., a Delaware corporation, in connection with post-acquisition performance conditions relating to our acquisition on May 17, 2001 of substantially all of the assets of OneRelease.com, Inc., and its affiliate, OneRelease.com, LLC, a Delaware limited liability company (collectively, "One Release"). OneRelease.com, Inc. has advised us that it intends to transfer the shares covered by this prospectus to its stockholders. The selling stockholders named in this prospectus under the title "Selling Stockholders" consist of persons who will be acquiring shares directly or indirectly from One Release and will be offering and selling these shares pursuant to this prospectus. The selling stockholders may sell the shares offered by this prospectus directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

     We will not receive proceeds from the sale of the shares (sometimes referred to in this prospectus as the "Shares") offered by the selling stockholders.

     Our common stock is listed on The Nasdaq National Market under the symbol "MANU." On October 16, 2002, the closing sale price of our common stock, as reported on The Nasdaq National Market, was $1.99 per share.

     Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this prospectus is           , 2002

     In connection with this offering, no person is authorized to give any information or to make any representations not contained in this prospectus. If information is given or representations are made, you may not rely on that information or those representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

     Manugistics is a registered trademark, and the Manugistics logo and the phrase "Leveraged Intelligence" are trademarks of Manugistics, Inc. All other product or company names mentioned are used for identification purposes only, and may be trademarks of their respective owners.

     Unless the context otherwise requires, the terms "we," "our," "us", "Manugistics" "the Company" or "Registrant" refers to Manugistics Group, Inc., a Delaware corporation.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     In addition to the historical information contained in this prospectus, this prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed forward-looking statements. For example, words such as "may", "will", "should", "estimates", "predicts", "potential", "continue", "strategy", "believes", "anticipates", "plans", "expects", "intends", and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statement. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those discussed under the heading "Risk Factors" and the risks discussed in our future filings under the Exchange Act of 1934, as amended.

     You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even though our situation may change in the future, except to the extent required by law.

                               PROSPECTUS SUMMARY

     The following is a summary of our business. You should carefully read the section entitled "Risk Factors" in this prospectus for more information on our business and the risks involved in investing in our stock.

OUR BUSINESS

     We are a leading global provider of Enterprise Profit Optimization(TM)
(EPO) solutions. We provide solutions for supply chain management (SCM), supplier relationship management (SRM), pricing and revenue optimization (PRO) and service & parts management (S&PM). Our solutions help companies lower operating costs, improve customer service, increase revenues, enhance profitability and accelerate revenue and earnings growth. They do this by creating efficiencies in how goods and services are brought to market (supplier relationship management and supply chain management), how they are sold (pricing and revenue optimization) and how they are serviced and maintained (service & parts management). EPO solutions provide additional benefits by combining the proven cost-reducing power of SRM, SCM and S&PM solutions with the revenue-enhancing capability of PRO solutions. These solutions integrate pricing, forecasting, and operational planning and execution to help companies enhance margins across their enterprises and extended trading networks.

     Our SCM solutions help companies plan, optimize and execute their supply chain processes. These processes include manufacturing, distribution and service operations, and collaboration with a company's extended trading network of suppliers and customers. Our SRM solutions help improve the activities required to design, source, and procure goods and to collaborate more effectively with key suppliers of direct materials. Our PRO solutions help optimize a company's demand chain, including pricing and promotions to all customers through all channels, with the aim of balancing the trade-offs between profitability and other strategic objectives such as market share. Our S&PM solutions help companies optimize and manage their service and parts operations by effectively planning and scheduling maintenance programs, parts, materials, tools, manpower and repair facilities to profitably provide the highest levels of customer service. We also provide strategic consulting, implementation and customer support services to our clients as part of our solutions.

     Increasing global competition, shortening product life cycles and more demanding customers are forcing businesses to provide improved levels of customer service while shortening the time it takes to bring their products and services to market. We were an early innovator in solutions that allow collaboration among our clients and their customers and suppliers. We focus the development of our technology on addressing the changing needs of companies in the markets we serve, including the need to do business in extended trading networks. We offer solutions to companies in many industries including apparel; automotive; chemical & energy; communications & high technology; consumer packaged goods; food & agriculture; footwear & textiles; forest products; government, aerospace & defense; industrials; life sciences; retail; third-party logistics; transportation; travel, transport & hospitality; and utilities. Our customer base of approximately 1,200 clients includes large, multinational enterprises such as 3Com Corporation; AT&T; Amazon.com; BMW; Boeing Co.; BP; Brown & Williamson Tobacco Corp.; Caterpillar Mexico S.A. de C.V.; Circuit City; Cisco Systems Inc.; Coca-Cola Bottling Co. Consolidated; Compaq Computer Corporation; Continental Airlines; DaimlerChrysler; Delta Air Lines; Diageo; DuPont; Fairchild Semiconductor; Ford Motor Company; General Electric; Harley-Davidson, Inc.; Hormel Foods Corp.; Kraft Foods, Inc.; Levi Strauss & Co.; Nestle; Staples, Inc.; RadioShack Corporation; Texas Instruments Incorporated; and Unilever Home & Personal Care, USA; as well as mid-sized enterprises.

     Our principal executive offices are located at 9715 Key West Avenue, Rockville, Maryland 20850, and our main telephone number is (301) 255-5000. We have offices in Atlanta, Chicago, Detroit, Irving, Philadelphia and San Carlos in the United States, and internationally in Australia,

Belgium, Brazil, Canada, France, Germany, Hong Kong, Italy, Japan, Mexico, Taiwan, The Netherlands, Singapore and the United Kingdom.

                                  THE OFFERING

Common Stock Offered by the Selling
  Stockholders...............................  66,979 shares
Common Stock Outstanding.....................  69,879,904 (1)
                                               We will not receive any proceeds from any
Use of Proceeds..............................  resale of our common stock.
Nasdaq Symbol................................  MANU

---------------

(1) As of the close of business on October 16, 2002.

                                  RISK FACTORS

     An investment in the shares of our common stock involves a high degree of risk. Before you decide to purchase shares of our common stock, you should carefully consider these risk factors together with all of the other information included in this prospectus. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial, may also impair our business, results of operations and financial condition.

                         RISKS RELATED TO OUR BUSINESS

CONTINUED ADVERSE CHANGES IN GLOBAL ECONOMIC, POLITICAL AND MARKET CONDITIONS COULD CAUSE FURTHER DECREASES IN DEMAND FOR OUR SOFTWARE AND RELATED SERVICES, WHICH COULD NEGATIVELY AFFECT OUR REVENUE AND OPERATING RESULTS.

     Our revenue and operating performance depend on the overall demand for our software and related services. A regional and/or global adverse change in the economy and financial markets could result in the delay or reconsideration of customer purchases. Weak economic conditions have materially adversely affected our financial results performance during the quarters ended August 31, 2001, November 30, 2001, May 31, 2002 and August 31, 2002. If demand for our software and related services continues to decrease, our revenues may decrease and our operating results would be adversely affected, which may cause our stock price to fall.

THE TERRORIST ATTACKS THAT TOOK PLACE IN THE UNITED STATES ON SEPTEMBER 11, 2001 AND THE POST-ATTACK DOMESTIC AND GLOBAL ENVIRONMENT HAVE CREATED OR EXACERBATED ECONOMIC AND POLITICAL UNCERTAINTIES, SOME OF WHICH HAVE HARMED OUR BUSINESS AND PROSPECTS AND COULD HARM OUR ABILITY IN GENERAL TO CONDUCT BUSINESS IN THE ORDINARY COURSE.

     The terrorist attacks that took place in the United States on September 11, 2001, and thereafter in the United States and elsewhere in the world and the resulting military actions have adversely affected many businesses, including ours, in multiple ways. Further terrorist attacks, the anticipation of additional terrorist attacks and future developments relating to these events could further worsen the business climate. The potential national and global responses to these terrorist attacks, including military actions, may materially adversely affect us in ways we cannot predict at present. Some of the possible material adverse impacts to our business include, but are not limited to:

     - further possible reductions, delays or postponements, in capital expenditures as a result of changes in priorities and approval processes;

     - the reduced ability to do business in the ordinary course, resulting from a variety of factors, including changes or disruptions in movement and sourcing of materials, goods and components or the possible interruption in the flow of information or monies;

     - a lengthening of our sales cycles and implementations, which might result from a number of factors, including among others changes in security measures for passenger air travel and reductions in available commercial flights which may make it more difficult for our sales force to schedule face-to-face meetings with prospects and to negotiate and consummate transactions; and

     - increased credit and business risk for customers in industries that were severely impacted by the attacks, including passenger airlines and other travel and hospitality industries.

AS A RESULT OF OUR SIGNIFICANT LOSSES IN RECENT FISCAL PERIODS, YOU MAY HAVE DIFFICULTY EVALUATING OUR FUTURE PROSPECTS.

     We experienced operational difficulties in fiscal 1999 and the first half of fiscal 2000. Problems with our direct sales operation and intense competition, among other factors, contributed to net losses in fiscal 1999 and fiscal 2000 and a decline in revenue in fiscal 2000. Late in our second quarter of fiscal 2002 and into our third quarter of fiscal 2002, we experienced declines in revenue, due to weakening economic conditions and the affects resulting from the terrorist attacks of September 11, 2001. In our first two quarters of fiscal 2003 we again experienced a decline in revenues due to further weakening of economic conditions which severely impacted the timing of capital spending decisions by clients and prospects for computer software, particularly enterprise application software. Our ability to improve our financial performance or maintain financial stability will be subject to a number of risks and uncertainties, including the following:

     - weakening economic conditions which materially adversely impacted our operating performance during the quarters ended August 31, 2001, November 30, 2001, May 31, 2002 and August 31, 2002 that may continue into the future;

     - slower growth in the markets for SRM, SCM, PRO and S&PM solutions than expected;

     - our ability to introduce new software products and services to respond to technological and client needs;

     - our ability to manage through difficult economic and political environments;

     - our ability to hire, integrate, train and deploy our direct sales force effectively;

     - our ability to expand our distribution capability through indirect sales channels;

     - our ability to implement our cost reduction initiatives, including our ability to contain or reduce operating costs without adversely impacting revenue growth;

     - our ability to respond to competitive developments and pricing; and

     - our dependence on our current executive officers and key employees.

     If we fail to successfully address these risks and uncertainties, our business could be harmed and we could continue to incur significant losses.

WE HAVE EXPERIENCED SIGNIFICANT LOSSES IN RECENT YEARS. OUR FUTURE RESULTS WILL BE ADVERSELY AFFECTED BY SEVERAL TYPES OF SIGNIFICANT NON-CASH CHARGES WHICH COULD IMPAIR OUR ABILITY TO ACHIEVE OR MAINTAIN PROFITABILITY IN THE FUTURE.

     We have recently incurred significant losses, including net losses of $74.8 in the six months ended August 31, 2002, $115.2 million during fiscal 2002, $28.1 million in fiscal 2001 and $8.9 million in fiscal 2000. We will incur significant non-cash charges in the future related to the amortization of intangible assets, including acquired technology, relating to the Western Data Systems of Nevada, Inc. ("WDS"), Digital Freight Exchange, Inc. ("DFE"), STG Holdings, Inc. ("STG"), PartMiner Inc.'s CSD business, SpaceWorks, Inc. and Talus acquisitions and non-cash stock compensation expenses associated with our acquisition of Talus. In addition, we have incurred and may in the future incur non-cash stock compensation charges related to our stock option repricing. During fiscal 2002, we announced that we were required to write off our investment in Converge, Inc., which resulted in a pre-tax charge of $10.2 million. In the three months ended August 31, 2002, we recorded a valuation allowance for the full amount of our net deferred tax assets which resulted in a $20.4 million non-cash charge to income tax expense. We may also incur non-cash charges in future periods related to impairments of long-lived assets. We cannot assure you that our revenue will grow or that we will achieve profitability in the future. Our ability to increase revenue and achieve profitability will be affected by the other risks and uncertainties described in this section. Our failure to achieve profitability could cause our stock price to decline.

OUR OPERATING RESULTS FLUCTUATE, AND IF WE FAIL TO MEET THE EXPECTATIONS OF THE INVESTMENT COMMUNITY IN ANY PERIOD, OUR STOCK PRICE COULD SUFFER FURTHER SIGNIFICANT DECLINES.

     Our revenue and operating results are difficult to predict and have become more difficult to predict since global economic uncertainties and political instability increased in fiscal 2002 and fiscal 2003. We believe that period-to-period comparisons of our operating results will not necessarily be indicative of future performance. The factors that may cause fluctuations of our quarterly operating results include the following:

     - the size, timing and contractual terms of licenses and sales of our products and services;

     - customer financial constraints and credit-worthiness;

     - the potentially long and unpredictable sales cycle for our products;

     - technical difficulties in our software that could delay the introduction of new products or increase their costs;

     - introductions of new products or new versions of existing products by us or our competitors;

     - delay or deferral of customer purchases and implementations of our solutions due to weakening economic conditions which adversely impacted our operating performance during the quarters ended August 31, 2001, November 30, 2001, May 31, 2002 and August 31, 2002;

     - increased economic uncertainty and political instability world-wide following the terrorist attacks which began in the United States on September 11, 2001;

     - changes in prices or the pricing models for our products and services or those of our competitors;

     - changes in the mix of our software, services and support revenue;

     - changes in the mix of software products we sell and related impact on third-party royalty payments;

     - changes in the mix of sales channels through which our products and services are sold; and

     - changes in rules relating to revenue recognition or in interpretations of those rules.

     Due to fluctuations from quarter to quarter, our operating results may not meet the expectations of securities analysts or investors, as was the case for the quarters ended August 31, 2001 and May 31, 2002. If this occurs, the price of our common stock could suffer further significant declines.

IF OUR STOCK PRICE REMAINS NEAR OR LOWER THAN RECENT LEVELS FOR A SUSTAINED PERIOD OF TIME, WE MAY BE REQUIRED TO RECORD SIGNIFICANT NON-CASH CHARGES ASSOCIATED WITH GOODWILL IMPAIRMENTS.

     On March 1, 2002, we adopted SFAS 142, which changed the accounting for goodwill from an amortization method to an impairment-only method. Effective March 1, 2002, the Company stopped amortizing goodwill, but will continue amortizing other intangible assets with finite lives. As required by the provisions of SFAS 142, we performed the initial goodwill impairment test required during our first quarter of fiscal 2003. We consider ourselves to have a single reporting unit. Accordingly, all of our goodwill is associated with our entire Company. As of March 1, 2002, based upon the Company's implied fair value, there was no impairment of goodwill recorded upon implementation of SFAS 142.

     During the quarter ended August 31, 2002, we experienced adverse changes in our stock price resulting from a decline in our financial performance and adverse business conditions that have affected the technology industry, especially application software companies. Based on these factors, we performed a test for goodwill impairment at August 31, 2002 and determined that based upon the implied fair value (which includes factors such as, but not limited to, the Company's market capitalization, control premium and recent stock price volatility) of the Company as of August 31, 2002, there was no impairment of goodwill. We will continue to test for impairment on an annual basis, coinciding with our fiscal year end, or on an interim basis if circumstances change that would more likely than not reduce the fair value of our reporting unit below its carrying value. If our stock price remains near or lower than recent levels such that the implied fair value of the Company is significantly less than stockholders' equity for a sustained period of time, among other factors, we may be required to record an impairment loss related to goodwill below its carrying amount. Based on continued adverse changes in our stock price since August 31, 2002 and adverse business conditions that continue to affect the application software industry, we will also perform a test for goodwill impairment at November 30, 2002.

IN FISCAL 2002 AND IN THE SIX MONTHS ENDED AUGUST 31, 2002, WE HAVE TAKEN CERTAIN RESTRUCTURING CHARGES AND HAVE ENACTED COST CONTAINMENT AND COST REDUCTION MEASURES IN RESPONSE TO THE DOWNTURN IN THE GLOBAL ECONOMY. IF OUR RESTRUCTURING PLANS AND OUR COST CONTAINMENT AND COST REDUCTION MEASURES FAIL TO ACHIEVE THE DESIRED RESULTS OR RESULT IN UNANTICIPATED NEGATIVE CONSEQUENCES, OR IF THE GLOBAL ECONOMY CONTINUES TO EXPERIENCE WEAKNESS, WE MAY SUFFER MATERIAL HARM TO OUR BUSINESS.

     As a result of progressive weakening of global economic conditions during fiscal 2002 and in the first two quarters of fiscal 2003, we faced new challenges in our ability to grow revenue, improve operating performance and expand market share. In response to the global downturn in the economy and the related impact on our financial performance, we implemented restructuring plans and cost containment and cost reduction measures to reduce our cost structure, which included workforce reductions and mandatory unpaid leave programs. In our fiscal year 2002 and in our second quarter of fiscal 2003, we recorded restructuring and impairment charges of $6.6 million and $8.8 million, respectively. We expect to record a restructuring charge of approximately $2 to $4 million in the quarter ending November 30, 2002 as a result of the restructuring plan announced during our third quarter of fiscal 2003. If we fail to achieve the desired results of our restructuring plans and our cost containment and cost reduction measures or if the global economy continues to experience weakness, we may suffer material harm to our business.

     Our cost containment and cost reduction measures may yield unanticipated consequences, such as attrition beyond our planned reduction in workforce, reduced employee morale and decreased productivity. The recent trading levels of our stock have decreased the value of our stock options granted to employees under our stock option plans. As a result of these factors, our remaining personnel may seek alternate employment, such as with larger, more established companies or companies that they perceive as having less volatile stock prices. Continuity of personnel can be a very important factor in sales and implementation of our software and completion of our product development efforts. Attrition beyond our planned reduction in workforce could have a material adverse effect on our business, operating results, financial condition and cash flows.

VARIATIONS IN THE TIME IT TAKES US TO LICENSE OUR SOFTWARE MAY CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS.

     The time it takes to license our software to prospective clients varies substantially, but typically has ranged historically between three and twelve months. Variations in the length of our sales cycles could cause our revenue to fluctuate widely from period to period. Because we typically recognize a substantial portion of our software revenue in the last month of a quarter, any delay in the license of our products could cause significant variations in our revenue from quarter to quarter. These delays have occurred on a number of occasions in the past, including, most recently, in our quarters ended August 31, 2001, November 30, 2001, May 31, 2002 and August 31, 2002. Furthermore, these fluctuations could cause our operating results to suffer in some future periods because our operating expenses are relatively fixed over the short term and we devote significant time and resources to prospective clients. The length of our sales cycle depends on a number of factors, including the following:

     - the complexities of the SRM, SCM, PRO and S&PM client challenges our solutions address;

     - the breadth of the solution required by the client, including the technical, organizational and geographic scope of the license;

     - the evaluation and approval processes employed by the clients and prospects;

     - the economic conditions in the United States and abroad;

     - increased economic uncertainty and political instability world-wide following the terrorist attacks which began in the United States on September 11, 2001; and

     - any other delays arising from factors beyond our control.

THE SIZE AND SCOPE OF OUR LARGEST CONTRACTS WITH CLIENTS HAVE INCREASED IN RECENT YEARS, WHICH MAY CAUSE FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS.

     Our clients and prospective clients are seeking to solve increasingly complex SRM, SCM, PRO and S&PM challenges. Further, we are focused on providing more comprehensive solutions for our clients, as opposed to only licensing software. As the complexities of the problems our clients seek to solve increases, the size and scope of our contracts with clients increase, as evidenced by the increase in the number of software transactions of $5.0 million or greater in fiscal 2002 and 2001. We recorded six software transactions of $5.0 million or greater in fiscal 2002 as compared to three and zero software transactions of $5.0 million or greater in fiscal 2001 and 2000, respectively. We did not report any software transactions of $5.0 million or greater in the six months ended August 31, 2002. As a result, our operating results could fluctuate due to the following factors:

     - the complexities of the contracting processes of our clients and prospects;

     - contractual terms may vary widely, which may result in differing methods of accounting for revenue from each contract;

     - the sales cycles related to larger contracts may be longer and subject to greater delays; and

     - losses of, or delays in concluding, larger contracts could have a proportionately greater effect on our revenue for a particular period.

     Any of these factors could cause our revenue to decline or fluctuate significantly in any quarter and could cause a decline in our stock price.

A REDUCTION IN OUR REVENUE DERIVED FROM SOFTWARE LICENSES MAY RESULT IN REDUCED SERVICES AND SUPPORT REVENUES IN FUTURE PERIODS.

     Our ability to maintain or increase services and support revenue primarily depends on our ability to increase the amount of software we license to customers. Decreases or slowdowns in licensing activity may impact our implementation service and support revenues in future periods.

A PORTION OF OUR REVENUE IS DERIVED FROM SUPPORT CONTRACTS. A REDUCTION IN THE RENEWAL RATE OF ANNUAL SUPPORT CONTRACTS COULD MATERIALLY HARM OUR BUSINESS.

     Our support revenue includes post-contract support and the rights to unspecified software upgrades and enhancements. Support revenue as a percentage of total revenue was 28.7% in the six months ended August 31, 2002 and 23.8%, 20.6% and 29.8% in fiscal 2002, 2001 and 2000, respectively. Support contracts are generally renewable annually at the option of our customers. In the past, we have experienced high rates of renewed annual support contracts from our customers. If our customers fail to renew their support agreements at historical rates, our support revenues could materially decline.

WE HAVE EXPERIENCED DIFFICULTIES INTEGRATING ACQUISITIONS IN THE PAST AND MAY EXPERIENCE PROBLEMS WITH FUTURE ACQUISITIONS THAT COULD MATERIALLY HARM OUR BUSINESS.

     Acquisitions involve the integration of companies that have previously operated independently. During our first quarter of fiscal 2003, we acquired the assets and businesses of WDS and DFE. In connection with these and any future acquisitions, there can be no assurance that we will:

     - effectively integrate employees, operations, products and systems;

     - realize the expected benefits of the transaction;

     - retain key employees;

     - effectively develop and protect key technologies and proprietary know-how;

     - avoid conflicts with our clients and business partners that have commercial relationships or compete with the acquired company;

     - avoid unanticipated operational difficulties or expenditures or both; and

     - effectively operate our existing business lines, given the significant diversion of resources and management attention required to successfully integrate acquisitions.

     In addition, future acquisitions may result in a dilution to existing shareholders and to earnings per share to the extent we issue shares of our common stock as consideration.

IF THE MARKET FOR OUR PRODUCTS DOES NOT CONTINUE TO GROW, OUR BUSINESS WILL BE MATERIALLY AND ADVERSELY AFFECTED.

     Substantially all of our software, service and support revenue have arisen from, or are related directly to, our SRM, SCM, PRO and S&PM solutions. We expect to continue to be dependent upon these solutions in the future, and any factor adversely affecting the solutions or the markets for SRM, SCM, PRO and S&PM solutions, in general, would materially and adversely affect our ability to generate revenue. While we believe the markets for SRM, SCM, PRO and S&PM solutions will continue to expand as the economy improves, they may grow more slowly than in the past. If the markets for our solutions do not grow as rapidly as we expect, revenue growth, operating margins, or both, could be adversely affected.

COMPANIES MAY RE-EVALUATE THEIR SUPPLIER AND CLIENT RELATIONSHIPS AND SOME MAY ADJUST THEIR SERVICE LEVELS AND OTHER SUPPLY CHAIN MANAGEMENT SETTINGS AND LEVELS IN A MANNER THAT MAY HAVE AN ADVERSE AFFECT ON OUR ABILITY TO SELL OUR SRM, SCM, PRO AND S&PM SOLUTIONS.

     Companies may re-evaluate the nature of their relationships with suppliers and clients. They may adjust their service levels and other supply chain management settings and levels to address risks arising out of the terrorists attacks and resulting military actions and the increased economic and political uncertainties in ways that may adversely affect the benefits historically achieved through use of our solutions, which could have a material adverse affect on our ability to market and sell our SRM, SCM, PRO and S&PM solutions.

OUR MARKETS ARE VERY COMPETITIVE, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

     The markets for our solutions are very competitive. The intensity of competition in our markets has significantly increased, and we expect it to increase in the future. Our current and
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

potential competitors may make acquisitions of other competitors and may establish cooperative relationships among themselves or with third parties. Some competitors are offering enterprise application software that compete with our applications at no charge as components of bundled products or on a stand alone basis. Further, our current or prospective clients and partners may become competitors in the future. Increased competition could result in price reductions, lower gross margins, longer sales cycles and the loss of market share. Each of these developments could materially and adversely affect our growth and operating performance.

MANY OF OUR CURRENT AND POTENTIAL COMPETITORS HAVE SIGNIFICANTLY GREATER RESOURCES THAN WE DO, AND THEREFORE, WE MAY BE AT A DISADVANTAGE IN COMPETING WITH THEM.

     We directly compete with other enterprise application software vendors including: Adexa, Inc., Aspen Technology, Inc., The Descartes Systems Group, Inc., Global Logistics Technologies, Inc., i2 Technologies, Inc., JDA Software, Inc., Khimetrics, Logility, Inc., Logisitics.com, Mercia, Metreo, PROS Revenue Management, Retek, Inc., Sabre, Inc., SAP AG, SynQuest and YieldStar Technology. In addition, some ERP companies such as Invensys plc (which acquired Baan Company N.V.), J.D. Edwards & Company, Oracle Corporation, PeopleSoft, Inc. and SAP AG have acquired or developed and are developing SCM, SRM, PRO and S&PM solutions. Some of our current and potential competitors, particularly the ERP vendors, have significantly greater financial, marketing, technical and other competitive resources than us, as well as greater name recognition and a larger installed base of clients. In addition, many of our competitors have well-established relationships with our current and potential clients and have extensive knowledge of our industry. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in client requirements or to devote greater resources to the development, promotion and sale of their products than we can. Any of these factors could materially impair our ability to compete and adversely affect our revenue growth and operating performance.

IF THE DEVELOPMENT OF OUR PRODUCTS AND SERVICES FAILS TO KEEP PACE WITH OUR INDUSTRY'S RAPIDLY EVOLVING TECHNOLOGY, OUR FUTURE RESULTS MAY BE MATERIALLY AND ADVERSELY AFFECTED.

     The markets for SRM, SCM, PRO and S&PM solutions are subject to rapid technological change, changing client needs, frequent new product introductions and evolving industry standards that may render existing products and services obsolete. Our growth and future operating results will depend, in part, upon our ability to enhance existing applications and develop and introduce new applications or capabilities that:

     - meet or exceed technological advances in the marketplace;

     - meet changing client requirements;

     - comply with changing industry standards;

     - achieve market acceptance;

     - integrate third-party software effectively; and

     - respond to competitive offerings.

     Our product development and testing efforts have required, and are expected to continue to require, substantial investments. We may not possess sufficient resources to continue to make the necessary investments in technology. In addition, we may not successfully identify new software opportunities or develop and bring new software to market in a timely and efficient manner. If we are unable, for technological or other reasons, to develop and introduce new and enhanced software in a timely manner, we may lose existing clients and fail to attract new clients, which may adversely affect our performance.

DEFECTS IN OUR SOFTWARE OR PROBLEMS IN THE IMPLEMENTATION OF OUR SOFTWARE COULD LEAD TO CLAIMS FOR DAMAGES BY OUR CLIENTS, LOSS OF REVENUE OR DELAYS IN THE MARKET ACCEPTANCE OF OUR SOLUTIONS.

     Our software is complex and is frequently integrated with a wide variety of third-party software. This integration process can be complex, time consuming and expensive and may cause delays in the development of our products. As a result, some customers may have difficulty or be unable to implement our products successfully or otherwise achieve the benefits attributable to our products. We may license software that contains undetected errors or failures when new software is first introduced or as new versions are released. We may not discover errors in our software until our customers install and use a given product or until the volume of services that a product provides increases. These problems may result in claims for damages suffered by our clients, a loss of, or delays in, the market acceptance of our solutions, client dissatisfaction and potentially lost revenue and collection difficulties during the period required to correct these errors.

WE ARE DEPENDENT ON THIRD-PARTY SOFTWARE THAT WE INCORPORATE INTO AND INCLUDE WITH OUR PRODUCTS AND SOLUTIONS, AND IMPAIRED RELATIONS WITH THESE THIRD PARTIES, DEFECTS IN THIRD-PARTY SOFTWARE OR THE INABILITY TO ENHANCE THEIR SOFTWARE OVER TIME COULD HARM OUR BUSINESS.

     We incorporate and include third-party software into and with our products and solutions. We are likely to incorporate and include additional third-party software into and with our products and solutions as we expand our product offerings. The operation of our products would be impaired if errors occur in the third-party software that we utilize. It may be more difficult for us to correct any defects in third-party software because the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that these third parties will continue to invest the appropriate levels of resources in their products and services to maintain and enhance the software capabilities.

     Furthermore, it may be difficult for us to replace any third-party software if we lose the ability to license or support the third-party software. Any impairment in our relationship with these third parties could adversely impact our business, results of operations and financial condition.

WE ARE SUBSTANTIALLY DEPENDENT ON THIRD PARTIES TO INTEGRATE OUR SOFTWARE WITH OTHER SOFTWARE PRODUCTS AND PLATFORMS. IF ANY OF THESE THIRD PARTIES SHOULD CEASE TO PROVIDE INTEGRATION SERVICES TO US, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE MATERIALLY ADVERSELY AFFECTED.

     We depend on companies such as Acta Technology, Inc., Peregrine Connectivity, Inc., Tibco Software, Inc., Vignette Corporation, and webMethods, Inc. to integrate our software with software and platforms developed by third parties. If these companies are unable to develop or maintain software that effectively integrates our software and is free from errors, our ability to license our products and provide solutions could be impaired. In September 2002, Peregrine Connectivity, Inc., filed a voluntary petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code. Although they have received financing which will fund their ongoing business operations, the loss of the services of Peregrine Connectivity, Inc., or of any other company that we use to integrate our software products could adversely affect our business, results of operations and financial condition.

OUR EFFORTS TO DEVELOP AND SUSTAIN RELATIONSHIPS WITH VENDORS SUCH AS SOFTWARE COMPANIES, CONSULTING FIRMS, RESELLERS AND OTHERS TO IMPLEMENT AND PROMOTE OUR SOFTWARE PRODUCTS MAY FAIL, WHICH COULD HAVE A MATERIAL ADVERSE AFFECT ON OUR BUSINESS.

     We are developing, maintaining and enhancing significant working relationships with complementary vendors, such as software companies, consulting firms, resellers and others that we believe can play important roles in marketing our products and solutions. We are currently investing, and intend to continue to invest, significant resources to develop and enhance these relationships, which could adversely affect our operating margins. We may be unable to develop relationships with organizations that will be able to market our products effectively. Our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause. Many of the organizations with which we are developing or maintaining marketing relationships have commercial relationships with our competitors. Therefore, there can be no assurance that any organization will continue its involvement with us and our products. The loss of relationships with important organizations could materially and adversely affect our business, results of operations and financial condition.

AS A RESULT OF THE WDS ACQUISITION, AN INCREASED PERCENTAGE OF OUR REVENUE WILL BE DERIVED FROM CONTRACTS WITH THE GOVERNMENT. GOVERNMENT CONTRACTS ARE SUBJECT TO COST AUDITS BY THE GOVERNMENT AND TERMINATION FOR THE CONVENIENCE OF THE GOVERNMENT. A GOVERNMENT AUDIT OR GOVERNMENT TERMINATION OF ANY OF OUR CONTRACTS WITH THE GOVERNMENT COULD MATERIALLY HARM OUR BUSINESS.

     Although we have existing engagements for the Defense Logistics Agency, United States Navy and United States Airforce, the WDS acquisition will significantly increase the percentage of our revenue derived from contracts with the Government. Government contractors are commonly subject to various audits and investigations by Government agencies. One agency that oversees or enforces contract performance is the Defense Contract Audit Agency ("DCAA"). The DCAA generally performs a review of a contractor's performance on its contracts, its pricing practices, costs and compliance with applicable laws, regulations and standards and to verify that costs have been properly charged to the Government. Although the DCAA has completed an initial review of our accounting practices and procedures allowing us to invoice the government, it has yet to exercise its option to perform an audit of our actual invoicing of Government contracts. These audits may occur several years after completion of the audited work. If an audit were to identify significant unallowable costs, we could have a material charge to our earnings or reduction to our cash position as a result of the audit and this could materially harm our business.

     In addition, Government contracts may be subject to termination by the Government for its convenience, as well as termination, reduction or modification in the event of budgetary constraints or any change in the Government's requirements. If one of our time-and-materials or fixed-priced contracts were to be terminated for the Government's convenience, we would only receive the purchase price for items delivered prior to termination, reimbursement for allowable costs for work-in-progress and an allowance for profit on the contract, or an adjustment for loss if completion of performance would have resulted in a loss. Government contracts are also conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds on a fiscal-year basis, even though the contract performance may extend over many years. Consequently, at the outset of a program, the contract is usually only partially funded and Congress must annually determine if additional funds will be appropriated to the program. As a result, long-term contracts are subject to cancellation if appropriations for future periods become unavailable. We have not historically experienced any significant material adverse effects as a result of the Government's failure to fund programs awarded to us. If the Government were to terminate some or all of our contracts or reduce and/or cancel appropriations to a program we have a contract with, our business could be materially harmed.

IF WE FAIL TO FIELD AN EFFECTIVE SALES ORGANIZATION, OUR ABILITY TO GROW WILL BE LIMITED, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

     We have reduced our sales force in fiscal 2002 and fiscal 2003 as a result of weakening economic conditions. In order to grow our revenue, our existing sales force will have to be more productive, and we will likely expand our sales force in future periods. Our past efforts to expand our sales organization have required significant resources. New sales personnel require training and may take a long time to achieve full productivity. There is no assurance that we will successfully attract and retain qualified sales people at levels sufficient to support our growth. Any failure to adequately sell our products could limit our growth and adversely affect our financial performance.

THE LIMITED ABILITY OF LEGAL PROTECTIONS TO SAFEGUARD OUR INTELLECTUAL PROPERTY RIGHTS COULD IMPAIR OUR ABILITY TO COMPETE EFFECTIVELY.

     Our success and ability to compete are substantially dependent on our internally developed technologies and trademarks, which we protect through a combination of confidentiality procedures, contractual provisions, patent, copyright, trademark and trade secret laws. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult. We are unable to determine the extent to which piracy of our software products exists. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Furthermore, our competitors may independently develop technology similar to ours.

OUR PRODUCTS MAY INFRINGE UPON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WHICH MAY CAUSE US TO INCUR UNEXPECTED COSTS OR PREVENT US FROM SELLING OUR PRODUCTS.

     The number of intellectual property claims in our industry may increase as the number of competing products grows and the functionality of products in different industry segments overlaps. In recent years, there has been a tendency by software companies to file substantially increasing numbers of patent applications, including those for business methods and processes. We have no way of knowing what patent applications third parties have filed until the application is filed or until a patent is issued. Patent applications are often published within 18 months of filing, but it can take as long as three years or more for a patent to be granted after an application has been filed. Although we are not aware that any of our products infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to current or future products. Any of these claims, with or without merit, could be time-consuming to address, result in costly litigation, cause product shipment delays or require us to enter into royalty or license agreements. These royalty or license agreements might not be available on terms acceptable to us or at all, which could materially and adversely affect our business.

OUR INTERNATIONAL OPERATIONS POSE RISKS FOR OUR BUSINESS AND FINANCIAL
CONDITION.

     We currently conduct operations in a number of countries around the world. These operations require significant management attention and financial resources and subject us to risks inherent in doing business internationally, such as:

     - regulatory requirements;

     - difficulties in managing foreign operations and appropriate levels of staffing;

     - longer collection cycles;

     - foreign currency risk;

     - legal uncertainties regarding liability, ownership and protection of intellectual property;

     - tariffs and other trade barriers;

     - seasonal reductions in business activities;

     - potentially adverse tax consequences; and

     - increased economic uncertainty and political instability following the terrorist attacks in the United States on September 11, 2001.

     Any of the above factors could adversely affect the success of our international operations. One or more of these factors could have a material adverse effect on our business and operating results.

CHANGES IN THE VALUE OF THE U.S. DOLLAR, AS COMPARED TO THE CURRENCIES OF FOREIGN COUNTRIES WHERE WE TRANSACT BUSINESS, COULD HARM OUR OPERATING RESULTS.

     In the six months ended August 31, 2002, 23.0% of our total revenue was derived from outside the United States. Our international revenue and expenses are denominated in foreign currencies, typically the local currency of the selling business unit. Therefore, changes in the value of the U.S. Dollar as compared to these other currencies may adversely affect our operating results. As our international operations expand, we expect to use an increasing number of foreign currencies, causing our exposure to currency exchange rate fluctuations to increase. We generally do not implement hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and intercompany accounts, and we do not hedge our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. For the foregoing reasons, currency exchange rate fluctuations have caused, and likely will continue to cause, variability in our foreign currency denominated revenue streams and our cost to settle foreign currency denominated liabilities, which could have a material adverse effect on our business and operating results.

IF WE LOSE OUR KEY PERSONNEL, THE SUCCESS AND GROWTH OF OUR BUSINESS MAY SUFFER.

     Our success depends significantly on the continued service of our executive officers. Two of our executive officers have recently left the Company. Gregory Cudahy, former Executive Vice President of Pricing and Revenue Management resigned in May 2002. Richard Bergmann, our former President, who had been on a personal leave of absence since June 2002, resigned effective October 15, 2002. Andrew Hogenson, who has been with the Company since 1997, most recently as our Senior Vice President of Product Development, has replaced Gregory Cudahy. Gregory Owens, Chairman and Chief Executive Officer, has assumed certain of Richard Bergmann's duties. We do not have fixed-term employment agreements with any of our executive officers, and we do not maintain key person life insurance on our executive officers. The loss of services of any of our executive officers for any reason could have a material adverse effect on our business, operating results, financial condition and cash flows.

THE FAILURE TO HIRE AND RETAIN QUALIFIED PERSONNEL WOULD HARM OUR BUSINESS.

     We believe that our success also will depend significantly on our ability to attract, integrate, motivate and retain highly skilled technical, managerial, sales, marketing and services personnel. Competition for skilled personnel is intense, and there can be no assurance that we will be successful in attracting, motivating and retaining the personnel required to grow and operate profitably. In addition, the cost of hiring and retaining skilled employees is high. Failure to attract and retain highly skilled personnel could materially and adversely affect our business. An important component of our employee compensation is stock options. Recent trading levels of our stock have decreased the value of our stock options granted to employees under our stock option plan. As a result, our personnel may seek employment with larger, more established companies or companies that they perceive as having less volatile stock prices. Sustained levels or further declines in our stock price could adversely affect our ability to attract and retain employees, as it has in the past.

WE MAY BE SUBJECT TO FUTURE LIABILITY CLAIMS, AND THE REPUTATIONS OF OUR COMPANY AND PRODUCTS MAY SUFFER.

     Many of our implementations involve projects that are critical to the operations of our clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system
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

could result in a claim for substantial damages against us, regardless of our responsibility for the failure. We have entered into and plan to continue to enter into agreements with software vendors, consulting firms, resellers and others whereby they market our solutions. If these vendors fail to meet their clients' expectations or cause failures in their clients' systems, the reputation of our company and products could be materially and adversely affected even if our software products perform in accordance with their functional specifications.

IF REQUIREMENTS RELATING TO ACCOUNTING TREATMENT FOR EMPLOYEE STOCK OPTIONS ARE CHANGED, WE MAY BE FORCED TO CHANGE OUR BUSINESS PRACTICES.

     We currently account for the issuance of stock options under APB Opinion No. 25, "Accounting for Stock Issued to Employees." If proposals currently under consideration by accounting standards organizations and governmental authorities are adopted, we may be required to treat the value of the stock options granted to employees as a compensation expense. As a result, we could decide to reduce the number of stock options granted to employees or to grant options to fewer employees. This could affect our ability to retain existing employees and attract qualified candidates, and increase the cash compensation or benefits we would have to pay to them. In addition, such a change could have a material effect on our operating results.

IT MAY BECOME INCREASINGLY EXPENSIVE TO OBTAIN AND MAINTAIN INSURANCE.

     We obtain insurance to cover a variety of potential risks and liabilities. In the current market, insurance coverage is becoming more restrictive and when insurance coverage is offered, the deductible for which we are responsible is larger and premiums have increased substantially. As a result, it may become more difficult to maintain insurance coverage at historical levels, or if such coverage is available, the cost to obtain or maintain it may increase substantially. This may result in our being forced to bear the burden of an increased portion of risks for which we have traditionally been covered by insurance, which could have a material effect on our operating results.

                         RISKS RELATED TO OUR INDUSTRY

LACK OF GROWTH OR DECLINE IN INTERNET USAGE COULD BE DETRIMENTAL TO OUR FUTURE OPERATING RESULTS.

     The growth of the Internet has increased demand for SRM, SCM, PRO and S&PM solutions, as well as created markets for new and enhanced product offerings. Therefore, our future sales and profits are substantially dependent upon the Internet as a viable commercial medium. The continued success of the Internet as a viable commercial medium may be adversely affected for a number of reasons, including:

     - potentially inadequate development of network infrastructure, delayed development of enabling technologies, performance improvements and security measures;

     - delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity;

     - concerns that may develop among businesses and consumers about accessibility, security, reliability, cost, ease of use and quality of service;

     - increased taxation and governmental regulation; or

     - changes in, or insufficient availability of, communications services to support the Internet, resulting in slower Internet user response times.

     The occurrence of any of these factors could require us to modify our technology and our business strategy. Any such modifications could require us to expend significant amounts of resources. In the event that the Internet does not remain a viable commercial medium, our business, financial condition and results of operations could be materially and adversely affected.

NEW LAWS OR REGULATIONS AFFECTING THE INTERNET OR COMMERCE IN GENERAL COULD REDUCE OUR REVENUE AND ADVERSELY AFFECT OUR GROWTH.

     Congress and other domestic and foreign governmental authorities have adopted and are considering legislation affecting the use of the Internet, including laws relating to the use of the Internet for commerce and distribution. The adoption or interpretation of laws regulating the Internet, or of existing laws governing such things as taxation of commerce, consumer protection, libel, property rights and personal privacy, could hamper the growth of the Internet and its use as a communications and commercial medium. If this occurs, companies may decide not to use our products or services, and our business, operating results and financial condition could suffer.

           RISKS RELATED TO OUR INDEBTEDNESS AND FINANCIAL CONDITION

OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     In November 2000, we completed a convertible debt offering of $250.0 million in 5% subordinated convertible notes (the "Notes") that are due November 2007. Our indebtedness could have important consequences for investors. For example, it could:

     - increase our vulnerability to general adverse economic and industry conditions;

     - limit our ability to obtain additional financing;

     - require the dedication of a substantial portion of our cash flows from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of capital to fund our growth strategy, working capital, capital expenditures, acquisitions and other general corporate purposes;

     - limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

     - place us at a competitive disadvantage relative to our competitors with less debt.

     Although we have no present plans to do so, we may incur substantial additional debt in the future. While the terms of our credit facility imposes certain limits on our ability to incur additional debt, we are permitted to incur additional debt subject to compliance with the terms and conditions set forth in the loan agreement. Moreover, the terms of the Notes set forth no limits on our ability to incur additional debt. If a significant amount of new debt is added to our current levels, the related risks described above could intensify.

WE MAY HAVE INSUFFICIENT CASH FLOW TO MEET OUR DEBT SERVICE OBLIGATIONS.

     We will be required to generate cash sufficient to pay all amounts due on the Notes and to conduct our business operations. We have net losses, and we may not be able to cover our anticipated debt service obligations. This may materially hinder our ability to make principal and interest payments on the Notes. Our ability to meet our future debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

WE MAY CHOOSE TO PURCHASE A PORTION OF OUR CONVERTIBLE SUBORDINATED NOTES IN THE OPEN MARKET OR AUTHORIZE A STOCK REPURCHASE PROGRAM WHICH COULD ADVERSELY EFFECT OUR FINANCIAL CONDITION.

     Although we have no present plans to do so, we may choose to purchase a portion of our convertible subordinated notes outstanding from time to time in the open market in future periods. We may also authorize a stock repurchase program where we would buy back shares of our common stock from time to time at prevailing market prices, through open market or unsolicited negotiated transactions, depending upon market conditions. Either of these actions would be contingent on approval of our Board of Directors and on compliance with the conditions of applicable securities laws. While the terms of our revolving credit facility imposes certain limits on our ability to repurchase our debt and equity securities, we are permitted to do so subject to compliance with the terms and conditions set forth in the loan agreement. Purchases of convertible subordinated notes or stock repurchases in the open market would be funded from available cash and cash equivalents and could have a materially adverse effect on our liquidity and financial condition.

                       RISKS RELATED TO OUR COMMON STOCK

OUR STOCK PRICE HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE.

     The trading price of our common stock has been and is likely to be highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

     - actual or anticipated variations in quarterly operating results and continuing losses;

     - continued weak economic conditions;

     - increased economic and political uncertainty following the terrorist attacks in the United States on September 11, 2001;

     - announcements of technological innovations;

     - new products or services offered by us or our competitors;

     - changes in financial estimates and ratings by securities analysts;

     - conditions or trends in the market for SRM, SCM, PRO and S&PM solutions;

     - changes in the performance and/or market valuations of our current and potential competitors and the software industry in general;

     - our announcement or a competitors announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - adoption of industry standards and the inclusion of our technology in, or compatibility of our technology with, such standards;

     - adverse or unfavorable publicity regarding us or our products;

     - adverse or unfavorable publicity regarding our competitors, including their products and implementation efforts;

     - additions or departures of key personnel;

     - sales or anticipated sales of additional equity securities;

     - the potential issuance of common stock related to the WDS acquisition;
       and

     - other events or factors that may be beyond our control.

     In addition, the stock markets in general, The Nasdaq National Market and the equity markets for software companies in particular, have experienced extraordinary price and volume volatility in recent years including significant declines recently. Such volatility has adversely affected the stock prices for many companies irrespective of or disproportionately to the operating performance of these companies. These broad market and industry factors may materially and adversely further affect the market price of our common stock, regardless of our actual operating performance.

OUR CHARTER AND BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER EVEN IF BENEFICIAL TO STOCKHOLDERS.

     Our charter and our bylaws, in conjunction with Delaware law, contain provisions that could make it more difficult for a third party to obtain control of us even if doing so would be beneficial to stockholders. For example, our bylaws provide for a classified board of directors and allow our board of directors to expand its size and fill any vacancies without stockholder approval. Furthermore, our board has the authority to issue preferred stock and to designate the voting rights, dividend rate and privileges of the preferred stock, all of which may be greater than the rights of common stockholders.

                                USE OF PROCEEDS

     We will not receive any proceeds from any resale of our common stock by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of the common stock owned by them.

                          PRICE RANGE OF COMMON STOCK

     Our common stock, $.002 par value per share, trades on The Nasdaq Stock Market under the symbol "MANU". The following table sets forth the high and low sales prices in dollars per share for the respective quarterly periods over the last two fiscal years and for the current fiscal year through the date indicated below, as reported in published financial sources. These prices reflect inter-dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions. Prices have been restated to give effect to the Company's two-for-one stock split, effective December 7, 2000.

                                                               HIGH     LOW
                                                              ------   ------
FISCAL YEAR 2001
  First Quarter (ended May 31, 2000)........................  $35.13   $12.53
  Second Quarter (ended August 31, 2000)....................   46.66    11.25
  Third Quarter (ended November 30, 2000)...................   66.06    30.88
  Fourth Quarter (ended February 28, 2001)..................   64.38    26.94
FISCAL YEAR 2002
  First Quarter (ended May 31, 2001)........................  $41.90   $15.38
  Second Quarter (ended August 31, 2001)....................   42.38    11.65
  Third Quarter (ended November 30, 2001)...................   13.70     4.94
  Fourth Quarter (ended February 28, 2002)..................   22.70    11.07
FISCAL YEAR 2003
  First Quarter (ended May 31, 2002)........................  $22.75   $ 7.50
  Second Quarter (ended August 31, 2002)....................    8.07     2.50
  Third Quarter (September 1, 2002 through October 16,
     2002)..................................................    4.45     1.54

     On October 16, 2002, the last reported sale price of our common stock as reported on The Nasdaq National Market was $ 1.99 per share. On October 16, 2002, there were approximately 323 holders of record of our common stock.

                                DIVIDEND POLICY

     We have never paid any cash dividends on our capital stock. We currently anticipate that we will retain earnings to support our operations and to finance the growth and development of our business, and we do not anticipate paying any cash dividends for the foreseeable future. We have an unsecured committed revolving credit facility with a commercial bank that will expire on February 28, 2003, unless it is renewed. Under the terms of the credit facility, we are prohibited from declaring or paying cash dividends on our common stock.

                              SELLING STOCKHOLDERS

     This prospectus is to be used in connection with the sale by the selling stockholders of a total of up to 66,979 shares of our common stock. We issued the shares to be sold under this prospectus to OneRelease in connection with certain post-acquisition performance conditions relating to our acquisition on May 17, 2001 of substantially all of the assets of OneRelease. We issued these shares in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. One Release has advised us that it intends to transfer the shares to its former stockholders, certain of whom may transfer shares to their respective equity holders and other persons.

     The following table sets forth certain information regarding the beneficial ownership of shares of common stock by the selling stockholders as of October 16, 2002; each of the selling stockholders owned less than one percent of the shares of our common stock then outstanding. The shares being offered by this prospectus constitute all of the shares of the common stock issued effective as of May 17, 2002 pursuant to the post-acquisition performance conditions. We previously issued and registered for resale 135,793 shares of our common stock in connection with our acquisition of the assets of OneRelease. We have assumed that all of the shares being offered by this prospectus will be sold; however, the selling stockholders have the right to reduce the number of shares offered for sale or to otherwise decline to sell any or all of the shares registered hereunder.

     To the best of our knowledge, none of the selling stockholders have not held any office or maintained any material relationship with us or any of our affiliates over the past three years, with the exception of certain individuals who are or were our employers subsequent to our acquisition of substantially all of the assets of OneRelease.

                      NAME OF SELLING                          NUMBER OF SHARES
                        STOCKHOLDERS                           OWNED AND OFFERED
                      ---------------                          -----------------
OneRelease.com, LLC.........................................         7,000
Sigma Partners V, L.P. .....................................        31,399
Sigma Associates V, L.P. ...................................        13,059
Sigma Investors V, L.P. ....................................         1,838
Kevin Hall..................................................         3,085
David Borgman...............................................            83
Christina Chiaramonte.......................................            30
Ele Croze...................................................            66
Andrew Deitz................................................         1,157
David Duffield..............................................         2,314
Steven Hanley...............................................           288

                      NAME OF SELLING                          NUMBER OF SHARES
                        STOCKHOLDERS                           OWNED AND OFFERED
                      ---------------                          -----------------
Brobeck, Phleger & Harrison LLP.............................           617
John Heck...................................................            66
Larry Hollister.............................................            72
Scott Karchmer..............................................            38
Jeff Peterson...............................................            89
Maya Raber..................................................           115
Rose Reilly.................................................            60
Mary Kaye Reynolds..........................................           143
Arlene Roberg...............................................            63
Greg Schroeder..............................................           267
Amanda Swint................................................            33
Margaret L. Taylor..........................................         2,314
Tracy Thompson..............................................            46
Trevor Tice.................................................         1,157
Pine Family Trust (UDT 3/16/93).............................         1,542
The Phleger Family Trust (U/D/T 9/23/94)....................            38
                                                                    ------
Total.......................................................        66,979
                                                                    ======

                              PLAN OF DISTRIBUTION

     We have agreed to register the shares of the selling stockholders for resale under the Securities Act at our own expense, other than commissions, fees and discounts of brokers, dealers and agents. We have agreed to keep the registration statement, of which this prospectus is a part, effective at least until the first to occur of (i) the sale of all of the shares pursuant to the registration statement; or (ii) May 17, 2003.

     The selling stockholder may sell or otherwise transfer the Shares pursuant to this prospectus, in accordance with the provisions of Rule 144 under the Securities Act or in transactions otherwise exempt from registration under the Securities Act.

     All of the shares issued in connection with the post-acquisition performance conditions are covered by this prospectus and are eligible to be resold upon the effectiveness of the registration statement of which this prospectus is a part.

     OneRelease.com, Inc. has advised us that it intends to transfer the shares covered by this prospectus to its former stockholders, certain of whom may transfer the shares to their respective equity holders and certain other related persons. We have agreed to amend the aforementioned list of persons named as selling stockholders not more than two times after the registration statement, of which this prospectus is a part, is declared effective by the Securities and Exchange Commission to reflect such transfers or any such additional transfers as may be permitted under the terms of the acquisition.

     The common stock is presently listed for trading on The Nasdaq National Market. Any resale of the Shares covered by this prospectus will not be underwritten. The selling stockholders may resell the Shares covered by this prospectus from time to time in ordinary brokers' transactions through the facilities of Nasdaq, in block transactions, in privately negotiated transactions, through the writing of options or otherwise. Sales of Shares may be effected at market prices prevailing at the time of sale, at negotiated prices, or otherwise. There will be no charges or commissions paid to us by the selling stockholders in connection with the issuance of the Shares. It is anticipated that usual and customary brokerage fees will be paid by the selling stockholders upon sale of the common stock offered under this prospectus. In connection with any sales, the selling stockholder and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act, in which event commissions received by such brokers may be deemed underwriting commissions under the Securities Act.

     Pursuant to the registration rights agreement under which we agreed to register the Shares for resale, we have agreed to indemnify the selling stockholders, their officers, directors or partners and controlling persons against certain liabilities that could arise in connection with the resale of the Shares, including liabilities under the Securities Act, or to make contribution to them with respect to payments they may be required to make. The selling stockholders have agreed to indemnify us for liabilities arising under the Securities Act with respect to written information furnished to us by them or to make contribution to us in connection with these liabilities.

     The selling stockholders have agreed that they will not take, directly or indirectly, any action designed to cause or result in, or which has constituted or might reasonably be expected to constitute, the manipulation or stabilization of the price of our common stock or of any of our other securities. In particular, Regulation M under the Securities Act imposes certain restrictions on issuers, selling stockholders and other participants in a distribution of securities that are intended to prohibit such persons from facilitating the distribution by "conditioning" the market for such securities.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.002 per share, and 4,620,253 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

     As of October 14, 2002, there were 69,879,904 shares of our common stock outstanding which were held of record by approximately 323 holders.

     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. Holders of our common stock do not have the right to cumulate their votes. Directors are elected by a plurality of votes cast; except as otherwise provided under the Delaware General Corporation Law, all other matters are approved by a majority of the votes cast.

     Subject to preferences that may be applicable to any outstanding shares of our preferred stock, the holders of our common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of our company, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of our preferred stock. Holders of our common stock have no preemptive rights and no right to convert our common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

PREFERRED STOCK

     We may, by resolution of our board of directors, and without any further vote or action by our stockholders, authorize and issue, subject to certain limitations prescribed by law, up to an aggregate of 4,620,253 shares of preferred stock. The preferred stock may be issued in one or more classes or series of shares of any class or series. With respect to any classes or series, our board of directors may determine the designation and the number of shares, preferences, limitations and special rights, including dividend rights, conversion rights, voting rights, redemption rights and liquidation preferences. Because of the rights that may be granted, the issuance of preferred stock may delay, defer or prevent a change of control. No shares of preferred stock are outstanding and we presently have no plans to issue shares of preferred stock.

LIMITATION ON LIABILITY

     Our certificate of incorporation limits or eliminates the liability of our directors to us or our stockholders for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

     - for any breach of such person's duty of loyalty;

     - for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

     - for the payment of unlawful dividends and certain other actions prohibited by Delaware corporate law; and

     - for any transaction resulting in receipt by such person of an improper personal benefit.

     Our certificate of incorporation also contains provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We also have directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Our by-laws provide for the division of our board of directors into three classes. Each class must be as nearly equal in number as possible. Additionally, each class must serve a three-year term. The terms of each class are staggered so that each term ends in a different year over a three-year period. Any director not elected by holders of preferred stock may be removed only for cause and only by the vote of a majority of the shares entitled to vote for the election of directors.

     Our certificate of incorporation provides that our board of directors may establish the rights of, and cause us to issue, substantial amounts of preferred stock without the need for stockholder approval. Further, our board of directors may determine the terms, conditions, rights, privileges and preferences of the preferred stock. Our board is required to exercise its business judgment when making such determinations. Our board of directors' use of the preferred stock may inhibit the ability of third parties to acquire Manugistics. Additionally, our board may use the preferred stock to dilute the common stock of entities seeking to obtain control of Manugistics. The rights of the holders of common stock will be subject to, and may be adversely affected by, any preferred stock that may be issued in the future. Our preferred stock provides desirable flexibility in connection with possible acquisitions, financings and other corporate transactions. However, it may have the effect of discouraging, delaying or preventing a change in control of Manugistics. We have no present plans to issue any shares of preferred stock. The existence of the foregoing provisions in our certificate of incorporation and by-laws could make it more difficult for third parties to acquire or attempt to acquire control of us or substantial amounts of our common stock.

     Section 203 of the Delaware General Corporation Law applies to Manugistics.
Section 203 of the Delaware General Corporation Law generally prohibits certain "business combinations" between a Delaware corporation and an "interested stockholder." An "interested stockholder" is generally defined as a person who, together with any affiliates or associates of such person, beneficially owns, or within three years did own, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. The statute broadly defines business combinations to include:

     - mergers;

     - consolidations;

     - sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation or aggregate market value of all outstanding stock of the corporation; and

     - certain transactions that would increase the "interested stockholder's" proportionate share ownership in the corporation.

     The statute prohibits any such business combination for a period of three years commencing on the date the "interested stockholder" becomes an "interested stockholder," unless:

     - the business combination is approved by the corporation's board of directors prior to the date the "interested stockholder" becomes an "interested stockholder"; or

     - the "interested stockholder" acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an "interested stockholder"; or

     - the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

     The Delaware General Corporation Law contains provisions enabling a corporation to avoid Section 203's restrictions if stockholders holding a majority of the corporation's voting stock approve an amendment to the corporation's certificate of incorporation or by-laws to avoid the restrictions. We have not and do not currently intend to "elect out" of the application of
Section 203 of the Delaware General Corporation Law.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the common stock to be issued under this prospectus are being passed upon for us by Dilworth Paxson LLP, Philadelphia, Pennsylvania. Joseph H. Jacovini, Chairman and a member of Dilworth Paxson LLP, is a member of our board of directors. On September 30, 2002, Mr. Jacovini was the beneficial owner of 174,600 shares of our common stock (including 2,672 shares of common stock held by his spouse 36,000 shares held in a retirement savings account and a total of 105,928 shares of common stock issuable upon exercise of certain options).

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the period ended February 28, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated balance sheets of Talus Solutions, Inc. and its subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of

KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 233 Broadway, New York, NY 10279. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Internet website at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act:

     - Current Report on Form 8-K, filed January 4, 2001;

     - Current Report on Form 8-K, filed January 18, 2001;

     - Annual Report on Form 10-K for the year ended February 28, 2002;

     - Quarterly Report on Form 10-Q for the quarter ended May 31, 2002

     - Quarterly Report on Form 10-Q/A for the quarter ended May 31, 2002

     - Current Report on Form 8-K, filed June 5, 2002;

     - Current Report on Form 8-K, filed June 28, 2002

     - Quarterly Report on Form 10-Q for the quarter ended August 31, 2002

     - The description of our common stock contained in our Registration Statement on Form 8-A, as amended, including any amendment or report filed to update the description.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                               INVESTOR RELATIONS
                            MANUGISTICS GROUP, INC.
                              9715 KEY WEST AVENUE
                              ROCKVILLE, MD 20850
                                 (301) 255-5049

     This Prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this Prospectus and the Registration Statement. We have authorized no one to provide you with different information. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of the document.

     We have not authorized any dealer, sales person or other person to give any information or to make any representations other than those contained in this Prospectus or any Prospectus Supplement. You must not rely on any unauthorized information. This Prospectus is not an offer of these securities in any state where an offer is not permitted. The information in this Prospectus is current
as of October   , 2002. You should not assume that this Prospectus is accurate as of any other date.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a list of the estimated expenses to be incurred by the Registrant in connection with the registration of the common stock. All amounts are estimated, except the SEC registration fee.

SEC Registration............................................   $    14
Printing Expenses...........................................    10,000
Legal Fees and Expenses.....................................    20,000
Accountants' Fees and Expenses..............................    20,000
Transfer Agent..............................................     1,000
Miscellaneous...............................................       986
                                                               -------
  Total.....................................................   $52,000
                                                               =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     We have adopted the provisions of Section 102(b)(7) of the Delaware GCL, which eliminate or limit the personal liability of a director to us or our stockholders for monetary damages for breach of fiduciary duty under certain circumstances. Furthermore, under Section 145 of the Delaware GCL, we shall indemnify each of our directors and officers against expenses (including reasonable costs, disbursements and counsel fees) in connection with any proceeding involving such person by reason of having been an officer or director, to the extent such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, our best interest, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be made by a majority of a quorum of disinterested members of our Board of Directors, our independent legal counsel or our stockholders.

     Our Certificate of Incorporation states that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except that this provision shall not eliminate or limit a director's liability for any breach of the director's duty of loyalty to us or our stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the Delaware GCL, or for any transaction from which the director derived an improper personal benefit.

     Our bylaws further provide that we shall indemnify our officers, directors and employees to the fullest extent permitted by law. The bylaws also permit us to purchase insurance on behalf of any such person against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not we would have the power to indemnify such person against such liability under the foregoing provision of the bylaws. We maintain such insurance.

ITEM 16.  EXHIBITS

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
   4          Form of Registration Rights Agreement between Manugistics
              Group, Inc., OneRelease.com, LLC and OneRelease.com, Inc.,
              dated as of May 17, 2001 (incorporated by reference to
              Exhibit 4 to our Registration Statement on Form S-3, File
              No. 333-66104).
   5*         Opinion of Dilworth Paxson LLP.
  23.1        Consent of Deloitte & Touche LLP regarding the Consolidated
              Financial Statements of Manugistics Group, Inc. and
              subsidiaries.
  23.2        Consent of KPMG LLP regarding the Consolidated Financial
              Statements of Talus Solutions, Inc. and subsidiary.
  23.3*       Consent of Dilworth Paxson LLP (included in Exhibit 5).
  24          Power of Attorney (reference is made to the signature page of this Registration Statement).

---------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby further undertakes:

     (1) to file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

           (i) include any prospectus required by section 10(a)(3) of the Securities Act;

           (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii) include any additional material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) that, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rockville, State of Maryland, on the 18th day of October, 2002.

                                          MANUGISTICS GROUP, INC.

                                          By: /s/ GREGORY J. OWENS
                                            ------------------------------------
                                              Gregory J. Owens Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     Each of the undersigned officers and directors of Manugistics Group, Inc. whose signature appears below hereby appoints Gregory J. Owens and Raghavan Rajaji, jointly and individually, as attorneys-in-fact for the undersigned with full power of substitution, to execute in his or her name and on behalf of such person, individually, and in each capacity stated below, this Registration Statement on Form S-3 and one or more amendments (including post-effective amendments) to this Registration Statement and any related registration statement under Rule 462(b) (including in each case exhibits hereto and thereto) as the attorney-in-fact shall deem appropriate, and to file all such registration statements and any such amendments with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or either of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                  TITLE                       DATE
                  ---------                                  -----                       ----
            /s/ GREGORY J. OWENS               Chairman of the Board of Directors  October 18, 2002
---------------------------------------------    and Chief Executive Officer
              Gregory J. Owens                   (Principal Executive Officer)

             /s/ RAGHAVAN RAJAJI               Executive Vice President and        October 18, 2002
---------------------------------------------    Chief Financial Officer
               Raghavan Rajaji                   (Principal Financial Officer)

           /s/ JEFFREY T. HUDKINS              Vice President, Controller and      October 18, 2002
---------------------------------------------    Chief Accounting Officer
             Jeffrey T. Hudkins                  (Principal Accounting Officer)

            /s/ J. MICHAEL CLINE               Director                            October 18, 2002
---------------------------------------------
              J. Michael Cline

            /s/ STEVEN A. DENNING              Director                            October 18, 2002
---------------------------------------------
              Steven A. Denning

                  SIGNATURE                                  TITLE                       DATE
                  ---------                                  -----                       ----

              /s/ LYNN C. FRITZ                Director                            October 18, 2002
---------------------------------------------
                Lynn C. Fritz

           /s/ JOSEPH H. JACOVINI              Director                            October 18, 2002
---------------------------------------------
             Joseph H. Jacovini

               /s/ HAU L. LEE                  Director                            October 18, 2002
---------------------------------------------
                 Hau L. Lee

            /s/ WILLIAM G. NELSON              Director                            October 18, 2002
---------------------------------------------
              William G. Nelson

            /s/ THOMAS A. SKELTON              Director                            October 18, 2002
---------------------------------------------
              Thomas A. Skelton

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
   4          Form of Registration Rights Agreement between Manugistics
              Group, Inc., OneRelease.com, LLC and OneRelease.com, Inc.,
              dated as of May 17, 2001 (incorporated by reference to
              Exhibit 4 to our Registration Statement on Form S-3, File
              No. 333-66104).
   5*         Opinion of Dilworth Paxson LLP.
  23.1        Consent of Deloitte & Touche LLP regarding the Consolidated
              Financial Statements of Manugistics Group, Inc. and
              subsidiaries.
  23.2        Consent of KPMG LLP regarding the Consolidated Financial
              Statements of Talus Solutions, Inc. and subsidiary.
  23.3*       Consent of Dilworth Paxson LLP (included in Exhibit 5).
  24          Power of Attorney (reference is made to the signature page of this Registration Statement).

---------------

* To be filed by amendment.